UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Radware Ltd.

(Exact Name of Registrant as Specified in Charter)

Israel	000-30324	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

22 Raoul Wallenberg Street, Tel Aviv, Israel	6971917
(Address of Principal Executive Offices)	(Zip Code)

Guy Avidan
Chief Financial Officer
 +972-3-7668666
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from:

January 1 to December 31, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this report (including exhibits) may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s latest Annual Report on Form 20-F and Radware’s other filings with, or submissions to, the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTION

This Specialized Disclosure Report on Form SD (this “Form SD”) of Radware Ltd. (“Radware,” the “Company”, “our” or “we”) for the year ended December 31, 2023 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, originating in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), as directed by the Rule.

Our responsible sourcing efforts were designed to align, in all material respects, with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Guidance”). The OECD Guidance distinguishes between the roles of and the corresponding due diligence recommendations addressed to upstream companies and downstream companies in the supply chain, whereby “upstream” generally means the mineral supply chain from the mine to smelters or refineries, and “downstream” generally means the minerals supply chain from smelters/refiners to retailers. Accordingly, we designed our due diligence measures according to the recommendations of the OECD Guidance for downstream companies that have no direct relationships to smelters or refiners as we believe that we qualify as a “downstream” company.

In connection with the Rule, we have adopted a policy with respect to our sourcing of conflict minerals. The full text of our Conflict Minerals Policy and previously filed Conflict Minerals Reports are available on our website at https://www.radware.com/corporategovernance/conflictminerals

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosures and Report

In accordance with the Rule and our Conflict Minerals Policy, we have evaluated our current product lines. As more fully described in the Conflict Minerals Report filed as Exhibit 1.01 hereto (the "Conflict Minerals Report"), our supply chain is very complex and, as a downstream company, we are several tiers removed from smelters and refiners and do not have direct business relationships with smelters or refiners. In particular, the Company and our suppliers purchase cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which presently are limited to tin, tantalum, tungsten, and gold (collectively “3TG”) -related materials after processing by smelters or refiners. As a result, despite having conducted a good faith reasonable country of origin inquiry ("RCOI"), we currently do not have sufficient information from our suppliers or independent third party audit bodies (“Third Party Audit”) or other sources to determine the precise country of origin of the conflict minerals used in our products or to identify the facilities used, or likely used, to process those conflict minerals, and we must rely on our In-Scope Suppliers, as defined in the Conflict Minerals Report, to provide information on their upstream supplier sourcing.

In light of the above, we cannot rule out the possibility that some conflict minerals in these products originated, or may have originated, in the DRC or other Covered Countries and are not from entirely recycled or scrap resources. Accordingly, as required by the Rule and in accordance with the OECD Guidance, we have conducted certain due diligence activities, as more fully described in the Conflict Minerals Report. The boundaries and extent of the RCOI inquiry are established in the due diligence management systems, and the efforts to determine the reasonable country of origin of the necessary Conflict Minerals is implemented in unison with the due diligence steps. Therefore, there is significant overlap between our RCOI efforts and the due diligence measures we employed.

Conflict Minerals Disclosure

Copies of this Form SD and the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://www.radware.com/corporategovernance/conflictminerals.

Item 1.02 -  Exhibit

See the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADWARE LTD.

Date: May 16, 2024	By:	/s/ Guy Avidan
Guy Avidan
Chief Financial Officer